BRADLEY PHARMACEUTICALS, INC.
          CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (UNAUDITED)

NOTE A - Summary of Accounting Policies
         ------------------------------

     The unaudited interim financial statements of Bradley Pharmaceuticals, Inc. (the "Company", "Bradley", "we" or "us") have been prepared in accordance with accounting principles generally accepted in the United States of America and rules and regulations of the Securities and Exchange Commission for interim financial information. Accordingly, they do not include all of the information and footnote disclosures required by accounting principles generally accepted in the United States of America for complete financial statements.

     In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the Company's financial position as of June 30, 2002 and the results of operations for the three and six month periods ended June 30, 2002 and 2001 and cash flows for the six months ended June 30, 2002 and 2001.

     The accounting policies followed by the Company are set forth in Note A of the Company's consolidated financial statements as contained in the Form 10-KSB for the year ended December 31, 2001 filed with the Securities and Exchange Commission. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Form 10-KSB for the year ended December 31, 2001.

     The results reported for the three and six month periods ended June 30, 2002 are not necessarily indicative of the results of operations that may be expected for a full year.

NOTE B - Net Income Per Common Share
         ---------------------------

     Basic net income per common share is determined by dividing the net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is determined by dividing the net income by the weighted number of shares outstanding and dilutive common equivalent shares from stock options and warrants. A reconciliation of the weighted average basic common shares outstanding to weighted average diluted common shares outstanding is as follows:


                                   Three Months Ended      Three Months Ended
                                      June 30, 2002           June 30, 2001
                                      -------------           -------------

Basic Shares                            10,460,000               7,970,000

Dilution: Stock Options and
  Warrants                                 970,000               1,310,000
                                        ----------              ----------
Diluted Shares                          11,430,000               9,280,000
                                        ==========              ==========

Net Income                              $1,792,454                $547,667


Basic income per share                       $0.17                   $0.07
Diluted income per share                     $0.16                   $0.06


                                    Six Months Ended       Six Months Ended
                                      June 30, 2002          June 30, 2001
                                      -------------          -------------

Basic Shares                           10,440,000              7,960,000

Dilution: Stock Options and
  Warrants                              1,060,000                970,000
                                       ----------             ----------
Diluted Shares                         11,500,000              8,930,000
                                       ==========             ==========

Net income                             $3,516,298               $852,282

Basic income per share                      $0.34                  $0.11
Diluted income per share                    $0.31                  $0.10


                                   7



     In addition to stock options and warrants included in the above computation, options and warrants to purchase 486,800 and 8,500 shares of common stock at prices ranging from $12.67 to $20.18 and $19.11 to $20.18 per share were outstanding for the three and six months ending June 30, 2002, respectively. Further, options and warrants to purchase 10,000 and 110,000 shares of common stock at prices ranging from $3.66 to $4.03 and $3.00 to $4.03 per share were outstanding for the three and six months ending June 30, 2001, respectively. These were not included in the computation of diluted income per share because their exercise price was greater than the average market price of the Company's common stock and, therefore, the effect would be anti-dilutive.


Note C - Comprehensive Income

     Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"), requires that items defined as other comprehensive income, such as unrealized losses on available-for-sale securities, be separately classified in the financial statements and that the accumulated balance of other comprehensive income be reported separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The components of comprehensive income for the three and six months ended June 30, 2002 and June 30, 2001 are as follows:


                                 Three Months Ended      Six Months Ended
                                 ------------------      ----------------
                                June 30,     June 30,   June 30,   June 30,
                                 2002         2001       2002       2001
                                 ----         ----       ----       ----

Comprehensive income:

Net income                    $1,792,454    $547,667   $3,516,298  $852,282
Other comprehensive income/
(loss):
  Net unrealized gains
  (losses) on available for
  sale securities                 72,203       -0-        (74,550)    -0-
                               ---------     -------     --------- --------
Comprehensive income          $1,864,657    $547,667    $3,441,748 $852,282
                               =========     =======     =========  =======




Note D - Business Segment Information
         ----------------------------

     The Company's two reportable segments are Kenwood Therapeutics (nutritional, respiratory, personal hygiene and internal medicine brands) and Doak Dermatologics, Inc. (dermatological brands).

     The accounting policies used to develop segment information correspond to those described in the summary of significant accounting policies in the notes to the financial statements in the Company's Form 10-KSB for the year ended December 31, 2001. The reportable segments are distinct business units operating in different market segments with no intersegment sales. The following information about the two segments are for the three and six months ended June 30, 2002 and 2001.


                                    Three Months Ended    Three Months Ended
                                      June 30, 2002         June 30, 2001
                                      -------------         -------------


Net sales:
Kenwood Therapeutics                    $1,678,631            $1,960,317
Doak Dermatologics, Inc.                 7,677,026             3,963,249
                                         ---------             ---------
                                        $9,355,657            $5,923,566
                                         =========             =========

Depreciation and
amortization:
Kenwood Therapeutics                      $217,783              $227,760
Doak Dermatologics, Inc.                    64,147                62,776
                                           -------               -------
                                          $281,930              $290,536
                                           =======               =======

Income (loss) before
income tax (benefit):
Kenwood Therapeutics                     ($143,009)            ($235,421)
Doak Dermatologics, Inc.                 3,081,463             1,122,088
                                         ---------             ---------
                                        $2,938,454              $886,667
                                         =========             =========

Income tax expense
(benefit):
Kenwood Therapeutics                      ($56,000)             ($90,000)
Doak Dermatologics, Inc.                 1,202,000               429,000
                                         ---------             ---------
                                        $1,146,000              $339,000
                                         =========             =========

Net income (loss):
Kenwood Therapeutics                      ($87,009)            ($145,421)
Doak Dermatologics, Inc.                 1,879,463               693,088
                                         ---------             ---------
                                        $1,792,454              $547,667
                                         =========             =========

Geographic information
(revenues):
Kenwood Therapeutics
     United States                      $1,629,635            $1,753,847
     Other countries                        48,996               206,470
                                         ---------             ---------
                                        $1,678,631            $1,960,317
                                         =========             =========

Doak Dermatologics, Inc.
     United States                      $7,320,304            $3,609,310
     Other countries                       356,722               353,939
                                         ---------             ---------
                                        $7,677,026            $3,963,249
                                         =========             =========

Net sales by category:
     Dermatology                        $7,677,026            $3,963,249
     Respiratory                         1,228,768               159,363
     Nutritional                           160,413               374,163
     Internal Medicine                     242,751             1,373,805
     Personal Hygiene                       46,699                52,986
                                         ---------             ---------
                                        $9,355,657            $5,923,566
                                         =========             =========



                                     Six Months Ended      Six Months Ended
                                       June 30, 2002         June 30, 2001
                                       -------------         -------------

Net sales:
Kenwood Therapeutics                    $4,717,126            $4,535,501
Doak Dermatologics, Inc.                13,931,857             6,671,174
                                        ----------             ---------
                                       $18,648,983           $11,206,675
                                        ==========            ==========

Depreciation and
amortization:
Kenwood Therapeutics                      $427,985              $409,519
Doak Dermatologics, Inc.                   128,167               125,231
                                           -------               -------
                                          $556,152              $534,750
                                           =======               =======

Income (loss) before
income tax (benefit):
Kenwood Therapeutics                      $756,237             ($331,988)
Doak Dermatologics, Inc.                 5,008,061             1,695,270
                                         ---------             ---------
                                        $5,764,298            $1,363,282
                                         =========             =========

Income tax expense
(benefit):
Kenwood Therapeutics                      $295,000             ($124,000)
Doak Dermatologics, Inc.                 1,953,000               635,000
                                         ---------               -------
                                        $2,248,000              $511,000
                                         =========               =======
Net income (loss):
Kenwood Therapeutics                      $461,237             ($207,988)
Doak Dermatologics                       3,055,061             1,060,270
                                         ---------             ---------
                                        $3,516,298              $852,282
                                         =========               =======

Geographic information
(revenues):
Kenwood Therapeutics
     United States                      $4,611,247           $4,261,641
     Other countries                       105,879              273,860
                                         ---------            ---------
                                        $4,717,126           $4,535,501
                                         =========            =========

Doak Dermatologics, Inc.
     United States                     $13,336,676           $5,967,515
     Other countries                       595,181              703,659
                                        ----------            ---------
                                       $13,931,857           $6,671,174
                                        ==========            =========

Net sales by category:
     Dermatology                       $13,931,857           $6,671,174
     Respiratory                         2,756,357            1,002,154
     Nutritional                         1,105,805            1,485,541
     Internal Medicine                     729,983            1,943,588
     Personal Hygiene                      124,981              104,218
                                        ----------            ---------
                                       $18,648,983          $11,206,675
                                        ==========           ==========



                                      June 30, 2002         June 30, 2001
                                      -------------         -------------
Segment assets:
Kenwood Therapeutics                    $35,471,674           $14,626,855
Doak Dermatologics, Inc.                  2,351,868             2,339,171
                                         ----------            ----------
                                        $37,823,542           $16,966,026
                                         ==========            ==========



                                   9



     The basis of accounting that is used by the Company to allocate expenses and charges against sales that relate to both segments are based upon the proportionate quarterly net sales of each segment. Accordingly, the allocation percentage used can differ between quarters and years depending on the segments' proportionate share of net sales.


Note E - Short-term Investments
         ----------------------

   The following is a summary of available-for-sale securities at June 30, 2002:


                                                 Gross
                                                 -----
                                               Unrealized       Gross Fair
                                               ----------       ----------
                                  Cost         Loss (Gain)        Value
                                  ----         ----------         -----

Corporate bonds              $   571,693     $     4,377      $    567,316
Treasury notes                 1,391,297         (39,518)        1,430,815
Equities                         213,184         148,984            64,200
                               ---------         -------         ---------
Total available-for-sale
  securities                 $ 2,176,174     $   113,843      $  2,062,331
                               =========         =======         =========


     During the three and six months ended June 30, 2002, the Company realized losses of $38,240 and $110,728 on sales of available-for-sale securities, respectively. The net adjustment to unrealized gains during the three months ended June 30, 2002 on available-for-sale securities included in stockholders' equity totaled $72,203. The net adjustment to unrealized losses during the six months ended June 30, 2002 on available-for-sale securities also included in stockholders' equity totaled $74,550. The Company views its available-for-sale securities as available for current operations.

     The Company's held-to-maturity investments represent deposits with financial institutions that have an original maturity of more than three months and a remaining maturity of less than 1 year, when purchased. Securities classified as held-to-maturity, which consist of securities that management has the ability and intent to hold to maturity, are carried at cost.

     The composition of the Company's held-to-maturity investments at June 30, 2002 is as follows:


Certificate of deposit, 2.96%,
  maturity date December 13, 2002                          1,066,271
Certificate of deposit
  estimated amount collectable from FDIC                     200,000
Certificate of deposit, 3.93%
  maturity date October 2, 2002                              500,000
Certificate of deposit, 3.64%
  maturity date December 13, 2002                            500,948
                                                          ----------
Total held-to-maturity investments                      $  2,267,219
                                                          ==========



                                   10



Note F - Accounts Receivable
         -------------------

     The Company extends credit on an uncollateralized basis primarily to wholesale drug distributors. Historically, the Company has not experienced significant credit losses on its accounts. The Company's four largest customers accounted for an aggregate of approximately 97% of accounts receivable at June 30, 2002. On June 30, 2002, McKesson HBOC, Inc., Cardinal Health, Inc., Amerisource Bergen Corporation, and Quality King, Inc. owed 65%, 17%, 14% and 1% of accounts receivable to the Company, respectively. During the beginning of July 2002, the Company collected $2,267,309 from McKesson HBOC, Inc.

     In addition, the Company's four largest customers for the six months ended June 30, 2002 accounted for 85% of gross sales. The following table presents a summary of sales to these customers during the six months ended June 30, 2002, who are wholesalers, as a percentage of the Company's total gross sales:


                         Customer
                         --------

              AmerisourceBergen Corporation                     14%
              Cardinal Health, Inc.                             26%
              McKesson HBOC, Inc.                               30%
              Quality King, Inc.                                15%
                                                              -----
                     Total                                      85%

     Supplemental information on the accounts receivable balance at June 30, 2002 is as follows:

              Accounts receivable
                Trade                                       $5,621,682
                Other                                           20,061

              Less allowances:
                Chargebacks                                  2,719,805
                Doubtful accounts                              139,746
                                                             ---------

Accounts receivable, net of allowances                      $2,782,192


Note G - Accrued Expenses
         ----------------

     Supplemental information on the accrued expenses balance at June 30, 2002 is as follows:


     Employee compensation              $    793,187
     Rebate payable                          365,526
     Rebate Liability                        972,180
     Other                                   384,782
                                         -----------
     Accrued expenses                   $  2,515,675

     The rebate payable represents actual claims for rebate amounts received from Medicaid and managed care providers and payable by the Company. In addition, the rebate liability represents the estimated claims for rebates owed to Medicaid and managed care providers but not yet received by the Company.

Note H - Chargebacks and Rebates
         -----------------------

     Chargebacks and rebates are based on the difference between the prices at which the Company sells its products to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount either to be charged back to the Company, or rebated to the end user, at the time of sale to the wholesaler. Management has recorded a reserve for chargebacks, including returns, of $2,719,805 as of June 30, 2002, based upon factors including current contract prices, historical chargeback rates and actual chargebacks claimed. The Company recorded a rebate liability of $972,180 and a rebate payable of $365,526 as of June 30, 2002. The amount of actual chargebacks and rebates claimed could differ (either higher or lower) from the amounts accrued by the Company.


Note I - Income Taxes
         ------------

     Income taxes have been provided for using the liability method in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". The provision for income taxes reflects management's estimate of the effective tax rate expected to be applicable for the full fiscal year.


Note J - Incentive and Non-Qualified Stock Option Plan
         ---------------------------------------------

     During the six months ended June 30, 2002, the Company granted various consultants options to purchase 13,100 shares of common stock at prices ranging from $11.51 to $14.39, which are exercisable immediately, nonforfeitable, and will expire 3 years from its initial exercise date. During the six months ended June 30, 2002, the Company expensed $79,286 for these services.

     During the six months ended June 30, 2002, the Company has issued an additional 398,600 options at exercise prices ranging from $11.51 to $20.18 to employees and directors, 7,065 options have been terminated, and 115,850 options and warrants have been exercised generating proceeds of $220,237.

     All options issued during the six months ended June 30, 2002 were at or above the fair market value on the date of grant.


                               12


Note K - Recent Accounting Pronouncements
         --------------------------------

     As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which eliminated the amortization of purchased goodwill. Upon adoption of SFAS No. 142, the Company performed an impairment test of its goodwill (amounting to $289,328 at January 1, 2002) and determined that no impairment of the recorded goodwill existed. Under SFAS No. 142, goodwill will be tested for impairment at least annually and more frequently if an event occurs which indicates the goodwill may be impaired.

Intangible assets as of June 30, 2002 are summarized as follows:

                                                               Accumulated
                                           Cost                Amortization
                                           ----                ------------

Trademarks...................          $18,263,600              $11,862,985
Patents......................            1,327,454                1,261,738
Licenses.....................              124,886                  115,440
Goodwill.....................            1,148,927                  859,599
Covenants not to compete.....              162,140                  162,140
                                        ----------               ----------
                                       $21,027,007              $14,261,902
                                        ==========               ==========


     The following proforma table presents a reconciliation of net income and earnings per share amounts, as reported in the financial statements, to those amounts adjusted for goodwill and intangible asset amortization determined in accordance with SFAS No. 142.

                               Three months                Six months
                              Ended June 30,              Ended June 30,
                              --------------              --------------
                            2002          2001         2002           2001
                            ----          ----         ----           ----
Reported net income   $  1,792,454 $    547,667  $  3,516,298  $    852,282
Addback: goodwill
  amortization               -0-         29,733         -0-          59,466
                         ---------      -------     ---------       -------
Adjusted net income   $  1,792,454 $    577,400  $  3,516,298  $    911,748
                         =========      =======     =========       =======

Basic earnings
per common share:
Reported net income   $       0.17 $       0.07  $       0.34  $       0.11
Goodwill amortization         0.00         0.00          0.00          0.00
                         ---------      -------     ---------       -------
Adjusted net income   $       0.17 $       0.07  $       0.34  $       0.11
                         =========      =======     =========       =======

Diluted earnings per
common share:
Reported net income   $       0.16 $       0.06  $       0.31  $       0.10
Goodwill amortization         0.00         0.00          0.00          0.00
                         ---------      -------     ---------       -------
Adjusted net income   $       0.16 $       0.06  $       0.31  $       0.10
                         =========      =======     =========       =======


     As of January 1, 2002, the Company has adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which supercedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of. The adoption of SFAS No. 144 had no effect on the Company.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and requires liabilities associated with exit and disposal activities to be expensed as incurred.
SFAS 146 is effective for exit or disposal activities of the Company that are initiated after December 31, 2002.



                                13



     In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds the requirement that all gains and losses from extinguishment of debt be classified as an extraordinary item. Additionally, SFAS No. 145 requires that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for the Company beginning in 2003, and the effect of adoption is not expected to have a material impact on the consolidated financial statements.

Item 2. Management's Discussion and Analysis
--------------------------------------------

     The following discussions should be read in conjunction with the financial statements and notes thereto included elsewhere in this Form 10-QSB and our Form 10-KSB for the year ended December 31, 2001. Historical results and percentage relationships set forth in the statement of operations, including trends that might appear, are not necessarily indicative of future operations.


Forward Looking Statements
--------------------------

     Except for historical and factual information, this document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements that address activities, events or developments that we expect, believe or anticipate will or may occur in the future, such as predictions of future financial performance. All forward-looking statements are based on assumptions made by us based on our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These statements are subject to numerous risks and uncertainties, many of which are beyond our control, including our ability to maintain CARMOL(R) and other key products sales, effectively purchase or integrate new products into our portfolio or effectively react to other risks described from time to time in our SEC filings. Further, we cannot predict the impact on our business of any future approvals of generic versions of our products or of other competing products. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.


Overview
--------

     We market over-the-counter and prescription pharmaceutical and health related products. Our product lines currently include dermatological brands, marketed by our wholly owned subsidiary, Doak Dermatologics, Inc., and nutritional, respiratory, and internal medicine brand, marketed by our Kenwood Therapeutics division. We are currently actively promoting products in the dermatology and gastroenterology and, to a lesser extent, nutritional markets. All of our product lines are manufactured and supplied by independent contractors who operate under our quality control standards. Our products are marketed primarily to wholesalers, which distribute the products to retail outlets and healthcare institutions throughout the United States and selected international markets.


     Our growth strategy involves acquisitions, including through co-marketing and licensing agreements, of products from major pharmaceutical organizations
that we believe require intensified marketing and promotional attention.    We
have acquired, and intend to acquire, rights to manufacture and market pharmaceutical and health related products that studies have shown to be effective and for which a demonstrated market exists, but which are not actively promoted and where the surrounding competitive environment does not necessarily include major pharmaceutical companies. In addition to acquisitions, our growth strategy involves our introduction of new products through modest research and development of existing chemical entities.


Results of Operations
---------------------

     NET SALES (net of all adjustments to sales) for the three and six months ended June 30, 2002 were $9,356,000 and $18,649,000, respectively, representing an increase of $3,432,000 from the three months ended June 30, 2001 and an increase of $7,442,000 from the six months ended June 30, 2001. For the three months ended June 30, 2002 there was an increase in net sales of Kenwood Therapeutics' respiratory products of $1,069,000, offset by a decline in net sales of PAMINE(R) of $1,121,000. Doak Dermatologics' net sales increased by $3,714,000, led by new product sales from CARMOL(R) 40 Lotion of $1,519,000 and CARMOL(R) 40 Gel of $677,000 and same product sales growth from CARMOL(R) 40 Cream of $1,524,000.

     The increase for the six months ended June 30, 2002 primarily reflects an increase in net sales of Kenwood Therapeutics' respiratory products of $1,752,000 and Doak Dermatologics' new product sales from CARMOL(R) 40 Lotion of $2,037,000 and CARMOL(R) 40 Gel of $2,644,000 and same product sales growth from CARMOL(R) 40 Cream of $416,000, CARMOL(R) Scalp line of products of $482,000, and LIDAMANTLE(R) HC of $666,000. The increase during the six months ended
June 30, 2002 was partially offset by a decline in PAMINE(R) net sales of $1,218,000.

     The overall increases in respiratory products were primarily due to negotiation of more favorable managed care contracts and timing of wholesale purchases. While, the overall increases in CARMOL(R) 40 Cream, CARMOL(R) Scalp line of products and LIDAMANTLE(R) HC were primarily due to greater promotional attention and the utilization of market research data to ensure product messages are received by the most potentially productive audiences. The sales decline of PAMINE(R) is primarily due to the realignment of the field force and promotional efforts towards greater growth opportunities in the area of dermatology.

     COST OF SALES for the three and six months ended June 30, 2002 were $1,087,000 and $2,197,000, respectively, representing an increase of $147,000 from the three months ended June 30, 2001 and an increase of $270,000 from the six months ended June 30, 2002. The gross profit percentage for the three and six months ended June 30, 2002 was 88% in both periods as compared to 84% during the three months ended June 30, 2001 and 83% during the six months ended June 30, 2001. The increase in the gross profit percentage reflected a change in our sales mix with greater sales of Doak's prescription products that historically carry a higher gross profit percentage.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES for the three and six months ended June 30, 2002 were $5,106,000 and $10,266,000, respectively, representing an increase of $1,271,000 compared to the three months ended June 30, 2001 and an increase of $2,896,000 compared to the six months ended June 30, 2001. The increase in selling, general and administrative expenses reflect increased investment in our sales and marketing areas, with resulting increases in promotional and advertising expenses in order to implement our strategy of niche marketing Doak Dermatologics' products.

     DEPRECIATION AND AMORTIZATION EXPENSES for the three and six months ended June 30, 2002 were $282,000 and $556,000, respectively, representing a decrease of $9,000 from the three months ended June 30, 2001 and an increase of $21,000 from the six months ended June 30, 2001.

     INTEREST INCOME- NET for the three and six months ended June 30, 2002 was $58,000 and $135,000, respectively, representing an increase of $29,000 from the three months ended June 30, 2001 and an increase of $146,000 from the six months ended June 30, 2001. The improvement was principally due to a decrease in borrowings under the revolving asset-based credit facility and an increase in interest income from short-term investments generated by investing excess cash.

     INCOME TAX EXPENSE for the three and six months ended June 30, 2002 was $1,146,000 and $2,248,000, respectively, representing an increase of $807,000 from the three months ended June 30, 2001 and an increase of $1,737,000 from the six months ended June 30, 2001. The effective tax rate used to calculate the income tax expense for the three and six months ended June 30, 2002 was approximately 39%. At December 31, 2001 and June 30, 2002, we determined that a valuation allowance on deferred tax assets was not necessary, since our projections of future taxable income makes it more likely than not that such deferred assets will be realized. A 50% valuation allowance had been recorded at June 30, 2001.

     NET INCOME for the three and six months ended June 30, 2002 was $1,792,000 and $3,516,000, respectively, an increase of $1,245,000 from the three months ended June 30, 2001 and an increase of $2,664,000 from the six months ended June 30, 2001. The improvement was principally due to an increase in net sales, gross profit margin, and interest income, partially offset by an increase in selling, general and administrative expenses.

     Net loss for Kenwood Therapeutics for the three months ended June 30, 2002 was $87,000, a decrease of $58,000 for the same period in the prior year. The net income for Kenwood for the six months ended June 30, 2002 was $461,000, as compared to a net loss of $208,000 for same six month period in the prior year. The gain for the six months ended June 30, 2002 was principally due to a decrease in selling, general and administrative expenses.

     Net income for Doak Dermatologics for the three and six months ended June 30, 2002 was $1,879,000 and $3,055,000, respectively, representing an increase of $1,186,000 from the three months ended June 30, 2001 and an increase of $1,995,000 from the same six month period in the prior year. The increase was principally due to an increase in net sales and gross profit percentage. The new product sales of CARMOL(R) 40 Lotion and CARMOL(R) 40 Gel and same product salesgrowth of CARMOL(R) 40 Cream primarily contributed to the increase in net sales and the gross profit percentage.


Recent Accounting Pronouncements
--------------------------------

     As of January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets", which eliminated the amortization of purchased goodwill, which resulted in an increase in pretax income of approximately $30,000 in the
Second Quarter 2002 and $59,000 for the six months ended June 30, 2002.   Upon
adoption of SFAS No. 142, we performed an impairment test of our goodwill (amounting to $289,328 at January 1, 2002) and determined that no impairment of the recorded goodwill existed. The fair value of the goodwill was calculated on the basis of discounted estimated future cash flows and compared to the related book value. Under SFAS No. 142, goodwill will be tested for impairment at least annually and more frequently if an event occurs which indicates the goodwill may be impaired.

     As of January 1, 2002 we also adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which supercedes SFAS No. 121, Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of. The adoption of SFAS No. 144 had no effect on our financial statements.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS 146 supersedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring), and requires liabilities associated with exit and disposal activities to be expensed as incurred. SFAS 146 is effective for exit or disposal activities of the Company that are initiated after December 31, 2002.

     In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 rescinds the requirement that all gains and losses from extinguishment of debt be classified as an extraordinary item. Additionally, SFAS No. 145 requires that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. SFAS No. 145 is effective for the Company beginning in 2003, and the effect of adoption is not expected to have a material impact on the consolidated financial statements.

Liquidity and Capital Resources
-------------------------------

     Our liquidity requirements arise from debt service, working capital requirements and funding of acquisitions. We have historically met these cash requirements through cash from operations, proceeds from our line of credit, bank borrowings for product acquisitions and the issuance of common stock.

     Our cash and cash equivalents and short-term investments were $16,466,000 and $4,330,000 at June 30, 2002, respectively. Cash provided by operating activities for the six months ended June 30, 2002 was $3,594,000. The sources of cash primarily resulted from net income of $3,516,000 plus non-cash charges for depreciation and amortization of $556,000; tax benefit for exercise of non-qualified stock options and warrants of $370,000; noncash compensation for consulting services of $86,000; and a decrease in accounts receivable of $476,000, primarily due to an increase in cash collections. The sources of cash were partially offset by an increase in inventory and prepaid samples and materials of $34,000; an increase in prepaid expenses and other of $146,000; a decrease in accounts payable of $824,000, primarily due to an increase in cash payments to vendors; a decrease in accrued expenses of $130,000; and a decrease in income taxes payable of $277,000, due to increased taxes paid during the period. Cash provided by operating activities for the six months ended June 30, 2001 was $3,087,000. This source of net cash was primarily the result of net income, non-cash charges of depreciation and amortization and compensation for consulting services, a decrease in accounts receivable partially offset by a decrease in accounts payable, and a decrease in accrued expenses.

     Cash provided by investing activities for the six months ended June 30, 2002 was $2,443,000, which was primarily the result of proceeds from the sale of short-term investments of $9,089,000 partially offset by purchases of short-term investments of $6,515,000. Cash used in investing activities for the six months ended June 30, 2001 was $2,385,000, which was primarily for the purchase of short-term investments.

     Cash provided by financing activities for the six months ended June 30, 2002 was $91,000. The financing activities for the six months ended June 30, 2002 consisted primarily of a payment of long-term debt of $69,000; proceeds from exercise of stock options and warrants of $220,000; payment of registration costs of $110,000; purchases of treasury stock of $7,000; and distributions of treasury stock of $57,000 to fund 401(k) Plan contributions. Cash used in financing activities for the six months ended June 30, 2001 was $694,000. The financing activities for the six months ended June 30, 2001 consisted primarily of a payment of long-term debt of $246,000; net payments of the revolving credit line of $553,000; proceeds from the exercise of stock options and warrants of $67,000; purchases of treasury stock of $9,000; and distributions of treasury stock of $47,000 to fund 401(k) Plan contributions.

     We have a loan agreement with LaSalle Business Credit, Inc. that is comprised of a $3.5 million revolving asset-based credit facility and a $1.5 million acquisition note for future product acquisitions. On August 5, 2002, LaSalle amended the Loan Agreement to extend the expiration date to November 6, 2002.

     We had no borrowings issued under the revolving asset-based line of credit and the acquisition note at June 30, 2002, with availability of $3,500,000 under the revolving line of credit and $411,000 under the acquisition note.
Our obligations under the loans are collateralized by a lien on substantially all of our assets.

     We believe that our cash and cash equivalents and cash generated from operations will be adequate to fund our current working capital requirements for at least the next 12 months. However, in the event that we make or anticipate significant acquisitions in the future, we may be required to raise additional funds through additional borrowings or the issuance of debt or equity securities.


Critical Accounting Policies
----------------------------

     In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the reporting period covered thereby. Actual results could differ from those estimates. Our estimate for chargebacks, rebates, and returns, the determination of useful lives of intangibles, and realization of deferred tax assets represent particularly sensitive estimates.

     Revenues from product sales are recognized upon shipment to customers and are shown net of sales adjustments for discounts, rebates to customers, returns and chargebacks, an estimate of which are recorded in the same period that the related sales are recorded.

     Chargebacks and rebates are based on the difference between the prices at which we sell our products to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. We record an estimate of the amount either to be charged back to us, or rebated to the end user, at the time of sale to the wholesaler. We have recorded a reserve for chargebacks, including estimated returns, of $2,720,000 at June 30, 2002 based upon various factors, including current contract prices, historical chargeback rates and actual chargebacks claimed. We recorded a rebate liability of $972,000 and a rebate payable of $366,000 as of June 30, 2002. The amount of actual chargebacks and rebates claimed could differ (either higher or lower) in the near term from the amounts we accrued.

     We follow Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Accordingly, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable, we assess the recoverability of the asset. We compare estimated cash flows, on a discounted basis, expected to be generated from the related assets to the carrying amounts to determine whether an impairment has occurred. If the estimate of cash flows expected to be generated changes in the future, we may be required to record impairment charges that were not previously recorded for these assets.

     Deferred income taxes are provided for the future tax consequences attributable to the differences between the financial statement carrying amounts of assets and liabilities and their respective tax base. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion of the deferred tax assets will not be realized. During the Fourth Quarter 2001 and as of June 30, 2002, we determined that no deferred tax asset valuation allowance is necessary. We believe that our projections of future taxable income makes it more likely than not that such deferred tax assets will be realized. On June 30, 2001, we determined that a 50% valuation allowance on our deferred tax assets was needed. If the projection of future taxable income changes in the future, we may be required to reduce deferred tax assets by a valuation allowance.

Part II-Other Information
-------------------------
Item 1. Legal Proceedings
-------------------------

     We are involved in legal proceedings of various types in the ordinary course of business. While any such litigation to which we are a party contains an element of uncertainty, we presently believe that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.




                                   SIGNATURES
                                   ----------

In accordance with Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned, Chief Executive Officer and Chief Financial Officer of Registrant, each hereby certify to his knowledge that this periodic report of Registrant on Form 10-QSB for the period ending June 30, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 and that the information contained in this periodic report fairly presents, in all material respects, the financial condition and results and operations of Registrant.

In accordance with the requirement of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                        BRADLEY PHARMACEUTICALS, INC.
                        -----------------------------
                                (REGISTRANT)



Date: August 13, 2002                     /s/ Daniel Glassman
                                          -------------------
                                            Daniel Glassman
                                            Chairman of the Board, President and
                                            Chief Executive Officer
                                            (Principal Executive Officer)

Date: August 13, 2002                     /s/ R. Brent Lenczycki, CPA
                                          ---------------------------
                                            R. Brent Lenczycki, CPA
                                            Vice President and
                                            Chief Financial Officer
                                            (Principal Financial and
                                            Accounting Officer)









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